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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)


Attention TRW Shareholders:

Northrop Grumman Has Increased Its Exchange Offer
For All TRW Inc. Common Shares To
$53 Per Share.

NOW, DIRECT YOUR
BOARD TO ACT
This $53 offer is subject to our review of non-public information, which your board has refused to share with us. If your board continues to deny us access, this offer will not proceed. Period. If you want the opportunity to participate in this $53 per share offer, tell your board by voting:
[_] FOR Northrop Grumman's proposal at the Special Meeting of TRW Shareholders on April 22nd.
[_] FOR Northrop Grumman's three proposals at the Annual Meeting of TRW Shareholders on April 24th.
Your favorable vote will send a strong message to your board of directors. Unless, by your vote, you can convince your board to immediately allow us to conduct due diligence, we will have no choice but to withdraw from this transaction. We urge you to return your BLUE and GREEN proxy cards today.

NORTHROP GRUMMAN LOGO

IMPORTANT
Your vote is important. Please sign, date and promptly mail your BLUE proxy with a completed certification of eligibility in time for TRW's April 22 special meeting. Please also sign and return a GREEN proxy card in connection with TRW's April 24 annual meeting of shareholders. If your shares are registered in the name of a broker, only your broker can execute a proxy and vote your shares and only after receiving your specific instructions. Please call the person responsible for your account and direct him or her to execute BLUE and GREEN proxies on your behalf today.
If you have questions, need assistance voting your shares, or lost your proxy card, please call D.F. King & Co., Inc., which is assisting Northrop Grumman, toll-free at 1-800-755-7250. For additional information, go to www.votefornoc.com.
Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.
The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.
Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.